Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”), in addition to the Announcements to the Market disclosed on May 19 and 29, 2017 and in the capacity of controlling stockholder of Itaú Seguros S.A. and Itaú Vida e Previdência S.A., stockholders of IRB-BRASIL RESSEGUROS S.A. (“IRB”), announces to its stockholders and the market in general that the documents required to carry out a Secondary Public Offering of IRB common shares (“Offering”) were filed with the Brazilian Securities Commission (“CVM”) today. The Company also announces that the offering was launched today.

The Company clarifies that it will keep the market posted on any developments related to this topic.

São Paulo, July 7, 2017.

MARCELO KOPEL

Investor Relations Officer